EXHIBIT 21.1

SUBSIDIARIES

Subsidiary	Incorporated In	Percentage Owned
Medicis, The Dermatology Company	Delaware	100%

Dermavest, Inc.	Nevada	100%

Medicis Global Services Corporation	Delaware	100%

Medicis Canada Ltd.	Canada	100%

Ucyclyd Pharma, Inc.	Maryland	100%

Medicis Aesthetics Inc.	Delaware	100%

Dermavest Swedish Holdings AB	Sweden	100%

HA North American Sales AB	Sweden	100%

Medicis Aesthetics Canada Ltd.	Canada	100%

Medicis Body Aesthetics, Inc.	Delaware	100%